Hanryu holdings, inc.

160, Yeouiseo-ro, Yeongdeungpo-gu

Seoul, Republic of Korea 07231

July 28, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hanryu Holdings, Inc.
Registration Statement on Form S-1
Filed January 26, 2023, as amended File No. 333-269419

Ladies and Gentlemen:

Hanryu Holdings, Inc. (the “Company”) hereby withdraws its original request that the above-captioned registration statement (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time, on Thursday, July 27, 2023, and instead requests that effectiveness of the Registration Statement be granted at 5:00 p.m., Eastern Time, on Friday, July 28, 2023.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter or need any additional information, please contact the Company’s legal counsel, Matthew Ogurick of Pryor Cashman LLP, at (212) 326-0243.

Very truly yours,

/s/ Chang Hyuk Kang
Chang Hyuk Kang
Chief Executive Officer

cc:	Matthew Ogurick, Esq.